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SEC FILE NUMBER
[illegible]01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Consello Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

590 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracy Ridge	(917) 8164451	tracy.ridge@consello.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Dr., Ste 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tracy Ridge, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Consello Financial LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BORIS BABAISAKOV
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Queens County
01BA0033668
MY COMMISSION EXPIRES 02-13-2029

Notary Public

Signature:

Title:
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Consello Financial LLC

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Consello Financial LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Consello Financial LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
April 1, 2025

Consello Financial LLC

Statement of Financial Condition

December 31, 2024

Assets	
Cash	$ 2,338,305
Other assets	469
Total assets	$ 2,338,774
Liabilities and Member's Capital	
Accounts payable and accrued expenses	$ 1,497,898
Due to related party	463,626
	1,961,524
Member's capital	377,250
Total liabilities and member's capital	$ 2,338,774

The accompanying notes are an integral part of this financial statement.

Consello Financial LLC
Notes to the Financial Statement
December 31, 2024

NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Consello Financial LLC ("the Company") is a Delaware limited liability company formed on March 9, 2022, and is wholly owned by Consello MB Holdings LLC (the "Parent or "Member"). The Company was approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on February 7, 2024 signifying the commencement of broker-dealer operations. The Company was established to provide investment banking and strategic advisory services for mergers and acquisitions as well as the private placement of securities.

New Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07 Segment Reporting ("Topic 280"). The update improves reportable segment disclosures requirements including requiring entities with a single reportable segment to provide disclosures required by this update and those required in Topic 280 and was adopted by the Company in 2024.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions in the financial statement and accompanying notes. Management believes that the estimates utilized in preparation of the financial statement are prudent and reasonable so that the financial statement is presented fairly. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers", which requires that an entity recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue Recognition - continued

Total revenues reflect fees for the provision of transaction-related advisory services. For the year ended December 31, 2024, advisory agreements included a success fee contingent on the successful completion of a transaction. This is typically a one-time fee and is recognized once the transaction is closed and all performance obligations for the success fee are met in accordance with a signed engagement letter. There were no contract assets or liabilities related to contracts with customers as of January 1, 2024, and December 31, 2024.

Accounts Payable and Accrued Expenses

The company recognizes accounts payable and accrued expenses when a liability arises or from the incurrence of an expense, respectively. Accounts payable are measured at the invoice amount. Accrued expenses are measured at the estimated amount of the expense, based on available information.

Segment Reporting

In accordance with ASC 280, Segment Reporting (ASC 280"), the Company manages and reports its activities as one operating segment.

During the year ended December 31, 2024, the Company engaged in a single line of business as a broker-dealer, which was the provision of transaction-related advisory services. The measure of segment assets is reported on the statement of financial condition as total assets. The CODM of the segment is the Company's executive management team comprised of the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer. The CODM uses net income as reported on the statement of operations as well as excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure assets and the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Other expenses include insurance, regulatory expenses, information technology and communication expenses.

NOTE 3 – CONCENTRATION OF RISK

The company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company monitors such credit risks and has not experienced any losses related to such risks. On December 31, 2024, the bank balance exceeded the insured FDIC limit by $2,088,305.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party transactions with the Parent and affiliates. For the year ended December 31, 2024, the Company received contributions from the parent and made a distribution to the parent. Additionally, the Company is party to an Expense Sharing Agreement ("the Agreement") with Consello LLC ("Shared Services Entity").

NOTE 4 – RELATED PARTY TRANSACTIONS - CONTINUED

Under the expense sharing agreement, the Shared Services Entity provides the Company with management facilities, general business services, and certain other allocated expenses. These include employee compensation and benefits, accounting, compliance, legal services, office lease and maintenance, IT and communications, insurance, and other necessary costs. Some expenses are allocated based on services provided and charges related to the Company's New York premises. As of December 31, 2024, the amount due to Consello LLC was $463,626. The Company pays the Shared Services Entity its fully allocated costs for the services provided on a monthly basis.

NOTE 5 – INCOME TAXES

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2024, the Company did not have uncertain tax positions with respect to income-based taxes that had a material impact on the Company's financial statement. The Company and Parent are subject to income tax examinations by major tax authorities and have been since inception.

NOTE 6 – INDEMNIFICATIONS

The Company maintains indemnification provisions for its managers, officers and employees to the fullest extent permitted by applicable law. These provisions cover liabilities, costs, and expenses arising from actions taken in good faith within the scope of their duties on behalf of the Company. Indemnification does not extend to acts of fraud, gross negligence, or willful misconduct.

Additionally, the Company maintains insurance coverage, including errors and omissions (E&O) and directors and officers (D&O) liability insurance, to provide further financial protection in qualifying circumstances. However, such insurance may not cover all claims, and coverage is subject to policy terms, exclusions, and limitations.

NOTE 7 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation. On December 31, 2024, the Company had net capital of $376,781, which was $131,591 in excess of required minimum net capital of $245,191. On December 31, 2024, the ratio of aggregate indebtedness to net capital was 5.21 to 1.

The Company does not claim exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3. The firm operates as a broker-dealer that limits its business activities exclusively to (i) engaging in private placements of securities and (ii) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. As such, the Company does not hold customer funds or securities and is not required to maintain a reserve account pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statement was issued. There were no material subsequent events that required recognition or additional disclosures in the financial statement.